Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338

        CREATING A LEADING
        NORTHEAST ENERGY COMPANY



        February 20, 2001



[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

WES VON SCHACK                          TOM RICHARDS


Chairman, President                     Chairman, President
and Chief Executive Officer             and Chief Executive Officer

Energy East Corporation                 RGS Energy Group, Inc.



[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities
Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Energy East and RGS Energy are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements.
These factors include, but are not limited to, risks and uncertainties set forth in Energy East's and RGS Energy's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from this merger and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to Energy East's and RGS Energy's most recent reports filed with the SEC.

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

TERMS
--------------------------------------------------------------------------------


Consideration:          $39.50 per common share
                        55% cash/45% Energy East common stock
--------------------------------------------------------------------------------
Collar:                 $16.57 to $22.41
--------------------------------------------------------------------------------
Transaction Value:      $1.4 billion equity + $1.0 billion RGS
                        Energy debt
--------------------------------------------------------------------------------
Dividend:               Energy East's dividend rate of $0.92
--------------------------------------------------------------------------------
Financing:              Third party financing for cash portion of
                        the transaction estimated at $700 million


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

ENERGY EAST'S STRATEGIC OBJECTIVES
--------------------------------------------------------------------------------

- Profitably grow distribution system in Northeast
    - Provide superior customer service
    - Choice to customers

- Manage business risks in "pipes and wires"

- Achieve long-term, performance-based rate agreements




[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

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PROFITABLY GROW THE DISTRIBUTION SYSTEM - A SUPER-REGIONAL
ENERGY SERVICES AND DELIVERY COMPANY
--------------------------------------------------------------------------------

[MAP DEPICTING THE FOLLOWING INFORMATION:

Areas in Maine, New Hampshire, Massachusetts, Connecticut, Rhode Island, and New York receiving service from the following companies:

NYSEG
RG&E
Southern Connecticut Natural Gas
Connecticut Natural Gas
Berkshire Gas Company
Central Maine Power
New Hampshire Gas]


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

PROFITABLY GROW THE DISTRIBUTION SYSTEM -
NEW YORK DISTRIBUTION STRATEGY
--------------------------------------------------------------------------------

- Will serve half of upstate New York             [MAP DEPICTING THE FOLLOWING
                                                   INFORMATION:
- International commerce in the
  Greater Rochester Region:                        The state of New York shaded
  - Nearly $15 billion in 2000                     in certain areas to reflect
  - #1 in the nation per capita                    Energy East and RGS Energy
                                                   service areas]
- Established businesses such as:
  - Bausch & Lomb, Corning Inc.,
    Eastman Kodak, IBM, Xerox

- Growing new businesses in areas such as:
  - Biotechnology, Photonics, Precision Manufacturing

- Superior records of customer service


Energy East and RGS Energy Are Committed to the Economic Vitality of Upstate New York as a Platform for Growth for the Combined Company


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

PROFITABLY GROW THE DISTRIBUTION SYSTEM -
INCREASED SCOPE AND SCALE
--------------------------------------------------------------------------------


                                [ENERGY EAST LOGO]      [RGS ENERGY GROUP, INC. LOGO]      COMBINED
                            --------------------------------------------------------------------------------
Electric customers                  1,410,000                   351,000                    1,761,000

Gas Customers                         616,000                   288,000                      910,000

Liquid fuel customers                    -                      125,000                      125,000

Electricity delivered                  33,699*                    8,714                       42,413
(gwh)

Natural gas delivered                 165,869*                   59,410                      225,279
(000dth)

Total revenue                          $3,803*                   $1,448                       $5,251
($MM)

Net income                               $235                       $96                         $331
($MM)

As of 12/31/00
*Annualized


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

MANAGE BUSINESS RISKS IN "PIPES AND WIRES" -
CURRENT ELECTRIC SUPPLY
--------------------------------------------------------------------------------

-  NYSEG
   - Two-thirds of customers' requirements covered by long-term contracts and owned generation
   - Hedged through March 2003
-  Cayuga Energy (non-utility)
   - 150 MW capacity by summer 2001, in New York and PJM
   - Additional hedge for utilities' retail position
-  RG&E
   - Owned generation portfolio substantially satisfies customers' requirements (1,000 MW including Ginna)
   - Operating risk hedged through insurance and financial contracts
   - Additional fuel diversity for Energy East

RGS Energy Is the Right Partner, at the Right Time


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

MANAGE BUSINESS RISKS IN "PIPES AND WIRES" -
FUTURE ELECTRIC SUPPLY
--------------------------------------------------------------------------------


-  Complementary peaks
   - NYSEG is winter-peaking
   - RG&E is summer-peaking

-  Increasing supply
   - Further build-out at Cayuga Energy
   - Repowering
   - Long and short-term contracts

RGS Energy Is the Right Partner, at the Right Time

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

ACHIEVE LONG-TERM,
PERFORMANCE-BASED RATE AGREEMENTS
--------------------------------------------------------------------------------

- Recent approvals in Maine and Connecticut provide shareholders earnings growth potential and customers price stability
   - Central Maine Power PBR
     - 7 year term, with CPI less productivity offset formula
     - No earnings cap
   - Southern Connecticut Gas PBR
     - 50/50 sharing over a ROE threshold
     - 50/50 sharing of gas cost savings
-  Will file new plans in New York
   - Provide reliable supply of energy and stable prices through transition
   - Provide customers a choice in their energy provider


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

-  Accretive first full year

-  Positioned for above-average "pipes & wires"  earnings growth

-  Energy East dividend policy
   - Conservative payout:  2000 payout ratio of 43%
   - Consistent growth:  5% in each of the last 3 years


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


-  Transaction financed with ~ $700 million of debt and preferred
   - Equity ratio expected to be ~ 35% at closing

- Free cash flow to be used for share repurchases and reducing holding company's debt

-  Continued strong credit profile
   - 5 operating utilities rated single "A"


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

SYNERGIES
--------------------------------------------------------------------------------

-  Estimated $50 million in annual savings
   - Procurement
   - Information systems
   - Administrative and general areas

- NYSEG can retain 100% of merger savings for 5 years from closing (under 1998 PSC Order)


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

MANAGEMENT
--------------------------------------------------------------------------------

-  Wes von Schack
   - Chairman, President and CEO of Energy East

-  Tom Richards
   - Chairman, President and CEO of RGS Energy Group
   - Chairman and CEO of RG&E and NYSEG
   - Executive Vice President of Energy East

-  Energy East Board of Directors will increase to
   16 members
   - Tom Richards
   - Two other RGS Energy Directors


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

APPROVALS
--------------------------------------------------------------------------------


-  Stockholders of both companies

-  New York State Public Service Commission
   - 1998 PSC Order provides for expedited treatment

-  Federal Regulatory Agencies
   - DOJ, FERC, FCC, NRC, SEC

        Regulatory Approvals Can Be Obtained
             in Approximately 12 Months


[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

        CREATING A LEADING
        NORTHEAST ENERGY COMPANY




[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

In connection with the proposed merger, Energy East Corporation and RGS
Energy Group, Inc. will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.
Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone:
(800) 724-8833. Energy East Corporation, RGS Energy Group, Inc. and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001, and information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001.

[ENERGY EAST LOGO]                                 [RGS ENERGY GROUP, INC. LOGO]